SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                            -----------------------


                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)
                              (Amendment No. 3)(1)

                          CARDIAC PATHWAYS CORPORATION
-------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.001 per Share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   0001012367
-------------------------------------------------------------------------------
                                 (CUSIP Number)


-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 June 28, 2001
-------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

----------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 0001012367                                         Page 1 of 15 Pages
-------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             BankAmerica Ventures
-------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                         (b) [X]
-------------------------------------------------------------------------------
     3       SEC USE ONLY

-------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             WC
-------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           [ ]

-------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             California
-------------------------------------------------------------------------------
                                          7      SOLE VOTING POWER

                                                 2,323,314
                                        ---------------------------------------
            NUMBER OF SHARES              8      SHARED VOTING POWER
         BENEFICIALLY OWNED BY
         EACH REPORTING PERSON                   -0-
                WITH                    ----------------------------------------
                                          9      SOLE DISPOSITIVE POWER

                                                 2,323,314
                                        ---------------------------------------
                                          10     SHARED DISPOSITIVE POWER

                                                 -0-
-------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,323,314 - See Item 5
-------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          [ ]
             CERTAIN SHARES*

-------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             21.4% - See Item 5
-------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             CO
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 0001012367                                         Page 2 of 15 Pages
-------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             BA Venture Partners V
-------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                         (b) [X]
-------------------------------------------------------------------------------
     3       SEC USE ONLY

-------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             WC
-------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           [ ]

-------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
-------------------------------------------------------------------------------
                                          7      SOLE VOTING POWER

                                                 409,996
                                        ---------------------------------------
            NUMBER OF SHARES              8      SHARED VOTING POWER
         BENEFICIALLY OWNED BY
         EACH REPORTING PERSON                   -0-
                WITH                    ----------------------------------------
                                          9      SOLE DISPOSITIVE POWER

                                                 409,996
                                        ---------------------------------------
                                          10     SHARED DISPOSITIVE POWER

                                                 -0-
-------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             409,996 - See Item 5
-------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          [ ]
             CERTAIN SHARES*

-------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             4.4% - See Item 5
-------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             PN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 0001012367                                         Page 3 of 15 Pages
-------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Morgan Stanley Dean Witter & Co
-------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                         (b) [X]
-------------------------------------------------------------------------------
     3       SEC USE ONLY

-------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             OO
-------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           [ ]

-------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
-------------------------------------------------------------------------------
                                          7      SOLE VOTING POWER

                                                 -0-
                                        ---------------------------------------
            NUMBER OF SHARES              8      SHARED VOTING POWER
         BENEFICIALLY OWNED BY
         EACH REPORTING PERSON                   2,724,849
                WITH                    ----------------------------------------
                                          9      SOLE DISPOSITIVE POWER

                                                 -0-
                                        ---------------------------------------
                                          10     SHARED DISPOSITIVE POWER

                                                 2,724,849
-------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,724,849 - See Item 5
-------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          [ ]
             CERTAIN SHARES*

-------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             25.3% - See Item 5
-------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             CO
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 0001012367                                         Page 4 of 15 Pages
-------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Morgan Stanley Venture Partners III, L.L.C.
-------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                         (b) [X]
-------------------------------------------------------------------------------
     3       SEC USE ONLY

-------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             OO
-------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           [ ]

-------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
-------------------------------------------------------------------------------
                                          7      SOLE VOTING POWER

                                                 -0-
                                        ---------------------------------------
            NUMBER OF SHARES              8      SHARED VOTING POWER
         BENEFICIALLY OWNED BY
         EACH REPORTING PERSON                   2,703,694
                WITH                    ----------------------------------------
                                          9      SOLE DISPOSITIVE POWER

                                                 -0-
                                        ---------------------------------------
                                          10     SHARED DISPOSITIVE POWER

                                                 2,703,694
-------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,703,694 - See Item 5
-------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          [ ]
             CERTAIN SHARES*

-------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             25.3% - See Item 5
-------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             IA
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 0001012367                                         Page 5 of 15 Pages
-------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Morgan Stanley Venture Capital III, Inc.
-------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                         (b) [X]
-------------------------------------------------------------------------------
     3       SEC USE ONLY

-------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             OO
-------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           [ ]

-------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
-------------------------------------------------------------------------------
                                          7      SOLE VOTING POWER

                                                 -0-
                                        ---------------------------------------
            NUMBER OF SHARES              8      SHARED VOTING POWER
         BENEFICIALLY OWNED BY
         EACH REPORTING PERSON                   2,703,694
                WITH                    ----------------------------------------
                                          9      SOLE DISPOSITIVE POWER

                                                 -0-
                                        ---------------------------------------
                                          10     SHARED DISPOSITIVE POWER

                                                 2,703,694
-------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,703,694 - See Item 5
-------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          [ ]
             CERTAIN SHARES*

-------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             25.3% - See Item 5
-------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             IA, CO
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 0001012367                                         Page 6 of 15 Pages
-------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Morgan Stanley Venture Partners III, L.P.
-------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                         (b) [X]
-------------------------------------------------------------------------------
     3       SEC USE ONLY

-------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             OO
-------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           [ ]

-------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
-------------------------------------------------------------------------------
                                          7      SOLE VOTING POWER

                                                 -0-
                                        ---------------------------------------
            NUMBER OF SHARES              8      SHARED VOTING POWER
         BENEFICIALLY OWNED BY
         EACH REPORTING PERSON                   2,371,897
                WITH                    ----------------------------------------
                                          9      SOLE DISPOSITIVE POWER

                                                 -0-
                                        ---------------------------------------
                                          10     SHARED DISPOSITIVE POWER

                                                 2,371,897
-------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              2,371,897 - See Item 5
-------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          [ ]
             CERTAIN SHARES*

-------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             21.7% - See Item 5
-------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             PN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 0001012367                                         Page 7 of 15 Pages
-------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Morgan Stanley Venture Investors III, L.P.
-------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                         (b) [X]
-------------------------------------------------------------------------------
     3       SEC USE ONLY

-------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             OO
-------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           [ ]

-------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
-------------------------------------------------------------------------------
                                          7      SOLE VOTING POWER

                                                 -0-
                                        ---------------------------------------
            NUMBER OF SHARES              8      SHARED VOTING POWER
         BENEFICIALLY OWNED BY
         EACH REPORTING PERSON                   227,762
                WITH                    ----------------------------------------
                                          9      SOLE DISPOSITIVE POWER

                                                 -0-
                                        ---------------------------------------
                                          10     SHARED DISPOSITIVE POWER

                                                 227,762
-------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             227,762 - See Item 5
-------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          [ ]
             CERTAIN SHARES*

-------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             2.5% - See Item 5
-------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             PN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 0001012367                                         Page 8 of 15 Pages
-------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             The Morgan Stanley Venture Partners Entrepreneur Fund, L.P.
-------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                         (b) [X]
-------------------------------------------------------------------------------
     3       SEC USE ONLY

-------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             OO
-------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           [ ]

-------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
-------------------------------------------------------------------------------
                                          7      SOLE VOTING POWER

                                                 -0-
                                        ---------------------------------------
            NUMBER OF SHARES              8      SHARED VOTING POWER
         BENEFICIALLY OWNED BY
         EACH REPORTING PERSON                   104,035
                WITH                    ----------------------------------------
                                          9      SOLE DISPOSITIVE POWER

                                                 -0-
                                        ---------------------------------------
                                          10     SHARED DISPOSITIVE POWER

                                                 104,035
-------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             104,035 - See Item 5
-------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          [ ]
             CERTAIN SHARES*

-------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             1.1% - See Item 5
-------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             PN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 0001012367                                         Page 9 of 15 Pages
-------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Morgan Stanley Dean Witter Equity Funding, Inc.
-------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                         (b) [X]
-------------------------------------------------------------------------------
     3       SEC USE ONLY

-------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             OO
-------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           [ ]

-------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
-------------------------------------------------------------------------------
                                          7      SOLE VOTING POWER

                                                 -0-
                                        ---------------------------------------
            NUMBER OF SHARES              8      SHARED VOTING POWER
         BENEFICIALLY OWNED BY
         EACH REPORTING PERSON                   21,155
                WITH                    ----------------------------------------
                                          9      SOLE DISPOSITIVE POWER

                                                 -0-
                                        ---------------------------------------
                                          10     SHARED DISPOSITIVE POWER

                                                 21,155
-------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             21,155 - See Item 5
-------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          [ ]
             CERTAIN SHARES*

-------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.0% - See Item 5
-------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             IA, CO
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     Unless indicated as otherwise, all items left blank remain unchanged and any items which are reported are deemed to replace the existing items in Amendment 2 to the original Schedule 13D. All defined terms shall have the same meaning as previously ascribed to them in Amendment 2 to the original Schedule 13D, unless otherwise noted.

     Item 1. Security and Issuer.


     Item 2. Identity and Background.

     (d) None of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the other persons listed on Schedules A, B, C, D and E has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the other persons listed on Schedules A, B, C, D and E was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Item 3. Source and Amount of Funds or Other Consideration.


     Item 4. Purpose of Transaction.

     The following additional paragraphs are added after the last paragraph of
Item 4 of Amendment 2 to the original Schedule 13D:

     On June 28, 2001, Boston Scientific Corporation ("Purchaser"), Adam Acquisition 2001 Inc. and the Company entered into an Agreement and Plan of Merger dated June 28, 2001 (the "Merger Agreement"). In connection therewith, the Purchaser, Morgan Stanley Venture Partners III, L.P., Morgan Stanley Venture Investors III, L.P., Morgan Stanley Venture Partners Entrepreneur Fund, L.P., (collectively "MS"), Bank of America Ventures, and BA Venture Partners V, (together with MS, a "Seller" and, collectively, the "Sellers"), as stockholders of the Company, entered into a Stock Purchase Agreement ("Stock Purchase Agreement") whereby each Seller agreed to sell its series B preferred stock (the "Series B Shares" together with any shares of series B preferred stock, acquired after June 28, 2001 the "Shares"), warrants to purchase Series B Shares ("Warrants") and shares of common stock of the Company ("Common Shares") (such Shares, Warrants and Common Shares, collectively "Securities") to the Purchaser. The purchase price payable per share of Series B preferred stock is $2,355 and the purchase price payable per Common Share is $5.267, which is the purchase price payable per Common Share under the Merger Agreement.

     Pursuant to the terms of the Stock Purchase Agreement, each Seller irrevocably constituted and appointed the Purchaser and each of its officers, from and after June 28, 2001 until the earlier to occur of the Closing (as defined in the Merger Agreement) and the termination of the Stock Purchase Agreement (at which point such constitution and appointment shall automatically be revoked), as such Seller's attorney, agent and proxy (such constitution and appointment, the "Irrevocable Proxy"), with full power of substitution, to vote such Seller's Securities and any Securities acquired after the date of the Stock Purchase Agreement, at any meeting of the stockholders of the Company, and in any action by consent of the stockholders of the Company. The Purchaser may use the Irrevocable Proxy to vote (i) against any action, proposal, agreement or transaction that would result in a breach of any covenant, obligation, agreement, representation or warranty of the Company under the Merger Agreement or of the Sellers contained in the Stock Purchase Agreement,
(ii) against any action, agreement, transaction (other than the Merger Agreement or the transactions contemplated thereby) or proposal (or any Acquisition Proposal as defined in the Merger Agreement) that could reasonably be expected to result in any of the conditions to the Company's obligations under the Merger Agreement not being fulfilled or that is intended, or could reasonably be expected, to impede, interfere, delay, discourage or adversely affect the Stock Purchase Agreement, the Merger Agreement, and the Offer and Merger contemplated in the Merger Agreement and (iii) in favor of the Transactions (as defined the Merger Agreement) as may be required pursuant to the protective provisions of the Company's Certificate of Designations.

     In addition, under the terms of the Stock Purchase Agreement, each Seller grants to the Purchaser an irrevocable option (each, the "Option" and, collectively, the "Options") to purchase any or all of such Seller's Common Shares at the Per Share Amount (as defined in the Merger Agreement), net to such Seller in cash. The Options will expire if not exercised prior to the termination of the Merger Agreement. No Option, however, may be exercised unless (i) a number of Options are concurrently exercised and a number of Series B Shares and Warrants are concurrently purchased and (ii) a number of Options are exercised pursuant to the terms of the other Stockholder Agreements, such that, after giving effect to (i) and (ii) the Purchaser or an affiliate thereof would own Series B Shares, Shares and Warrants constituting a majority of the outstanding Shares on a fully diluted basis.

     Each Seller has agreed to tender, pursuant to and in accordance with the terms of the Offer (as defined in the Merger Agreement), and not withdraw (except following termination of the Offer in accordance with its terms), all of the Common Shares held by such Seller, together with any Common Shares subsequently acquired by such Seller after June 28, 2001 and prior to the consummation of the Offer.

     The purchase of the Securities by Purchaser is subject to certain conditions in the Stock Purchase Agreement being satisfied.

     The Stock Purchase Agreement will terminate upon occurrence of certain events, including termination of the Merger Agreement.

    Item 5. Interest in Securities of the Issuer.

     (a) For the purposes of Rule 13d-3 promulgated under the Exchange Act, BankAmerica Ventures may be deemed to beneficially own 2,323,314 shares of Common Stock, or approximately 21.4% of the outstanding shares of Common Stock, which includes 8,500 shares of Series B Preferred, which shares are convertible at the option of the holder into 1,798,140 shares of Common Stock, warrants to purchase 119 shares of Series B Preferred, which shares are convertible at the option of the holder into 25,174 shares of Common Stock, and 500,000 shares of Common Stock.

     For the purposes of Rule 13d-3 promulgated under the Exchange Act, BA Venture Partners V may be deemed to beneficially own 409,996 shares of Common Stock, or approximately 4.4% of the outstanding shares of Common Stock, which includes 1,500 shares of Series B Preferred, which shares are convertible at the option of the holder into 317,319 shares of Common Stock, warrants to purchase 21 shares of Series B Preferred, which shares are convertible at the option of the holder into 4,442 shares of Common Stock, and 88,235 shares of Common Stock.

     For the purposes of Rule 13d-3 promulgated under the Exchange Act, MSDW may be deemed to beneficially own 2,724,849 shares of Common Stock, or approximately 25.3% of the outstanding shares of Common Stock, which includes 10,000 shares of Series B Preferred, which shares are convertible at the option of the holder into 2,115,459 shares of Common Stock, warrants to purchase 100 shares of Series B Preferred, which shares are convertible at the option of the holder into 21,155 shares of Common Stock, and 588,235 shares of Common Stock.

     For the purposes of Rule 13d-3 promulgated under the Exchange Act, MSVP III, L.L.C. and MSVC III, Inc. may be deemed to beneficially own 2,703,694 shares of Common Stock, or approximately 25.3% of the outstanding shares of Common Stock, which includes 9,900 shares of Series B Preferred, which shares are convertible at the option of the holder into 2,094,304 shares of Common Stock, warrants to purchase 100 shares of Series B Preferred, which shares are convertible at the option of the holder into 21,155 shares of Common Stock, and 588,235 shares of Common Stock.

     For the purposes of Rule 13d-3 promulgated under the Exchange Act, MSVP III, L.P. may be deemed to beneficially own 2,371,897 shares of Common Stock, or approximately 21.7% of the outstanding shares of Common Stock, which includes 8,685 shares of Series B Preferred, which shares are convertible at the option of the holder into 1,837,276 shares of Common Stock, warrants to purchase 87.7305 shares of Series B Preferred, which shares are convertible into 18,559 shares of Common Stock, and 516,062 shares of Common Stock.

     For the purposes of Rule 13d-3 promulgated under the Exchange Act, MSVI III, L.P. may be deemed to beneficially own 227,762 shares of Common Stock, or approximately 2.5% of the outstanding shares of Common Stock, which includes 834 shares of the Series B Preferred, which shares are convertible at the option of the holder into 176,429 shares of Common Stock, warrants to purchase
8.4237 shares of Series B Preferred, which shares are convertible at the option of the holder into 1,782 shares of Common Stock, and 49,551 shares of Common Stock.

     For the purposes of Rule 13d-3 promulgated under the Exchange Act, the Entrepreneur Fund may be deemed to beneficially own 104,035 shares of Common Stock, or approximately 1.1% of the outstanding shares of Common Stock, which includes 381 shares of the Series B Preferred, which shares are convertible at the option of the holder into 80,559 shares of Common Stock, warrants to purchase 3.8458 shares of Series B Preferred, which shares are convertible at the option of the holder into 814 shares of Common Stock, and 22,622 shares of Common Stock.

     For the purposes of Rule 13d-3 promulgated under the Exchange Act, MSDWEF, Inc. may be deemed to beneficially own 21,155 shares of Common Stock, or approximately 0.0% of the outstanding shares of Common Stock, which includes 100 shares of the Series B Preferred, which shares are convertible at the option of the holder into 21,155 shares of Common Stock.

     For the purposes of Rule 13d-3 promulgated under the Exchange Act, BankAmerica Ventures, BA Venture Partners V, MSDW, MSVP III, L.L.C., MSVC III, Inc., the MSDW Funds and MSDWEF, Inc. may be deemed to beneficially own an aggregate of 5,458,159 shares of Common Stock, or approximately 51.1% of the outstanding shares of Common Stock.

     The Reporting Persons do not affirm the existence of a group and are filing this statement jointly pursuant to Rule 13d-1(k)(1) promulgated under the Exchange Act.

     (c) None of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days; the Reporting Persons have no information whether or not any other person listed in Item 5 (a) above has effected any such transaction.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     See response to Item 4.

     The following sentence is added after Item 6(ix) of Amendment 2 to the original Schedule 13D:

     (x) Stock Purchase Agreement dated as of June 28, 2001.

     Item 7. Material to be Filed as Exhibits.

     Exhibit 1:  Joint Filing Agreement*

     Exhibit 2:  Cardiac Pathways Corporation Securities Purchase Agreement+

     Exhibit 3: Cardiac Pathways Corporation Form of Senior Convertible Floating Rate Bridge Note+

     Exhibit 4:  Cardiac Pathways Corporation Security Agreement+

     Exhibit 5: Form of Cardiac Pathways Corporation Warrants for The Purchase of Shares of Preferred Stock of Cardiac Pathways Corporation+

     Exhibit 6: Cardiac Pathways Corporation Series B Convertible Preferred Stock Purchase Agreement#

     Exhibit 7:  Cardiac Pathways Corporation Form of Voting Agreement+

     Exhibit 8:  Cardiac Pathways Corporation Form of Certificate of
                 Designation+

     Exhibit 9:  Cardiac Pathways Corporation Registration Rights Agreement+

     Exhibit 10: Cardiac Pathways Corporation Common Stock Purchase Agreement*

     Exhibit 11: Stock Purchase Agreement


+ Previously filed as an exhibit to the Company's report on Schedule 13D filed
  June 8, 1999.

# Previously filed as an exhibit to the Company's report on Schedule 13D filed
  August 3, 1999.

* Previously filed as an exhibit to the Company's report on Schedule 13D filed December 29, 2000.

                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 6, 2001

                                             BANKAMERICA VENTURES


                                             By: /s/ Mark Brooks
                                                 -------------------------------
                                                 Name:  Mark Brooks
                                                 Title: Principal


                                             BA VENTURE PARTNERS V

                                             By: /s/ Mark Brooks
                                                 -------------------------------
                                                 Name:  Mark Brooks
                                                 Title: General Partner


                                             MORGAN STANLEY VENTURE CAPITAL
                                             III, INC.

                                             By:  /s/ Debra Abramovitz
                                                 -------------------------------
                                                 Name:  Debra Abramovitz
                                                 Title: Vice President


                                             MORGAN STANLEY DEAN WITTER & CO.

                                             By:  /s/ Peter Vogelsang
                                                 -------------------------------
                                                 Name:  Peter Vogelsang
                                                 Title: Authorized Signatory


                                             MORGAN STANLEY VENTURE PARTNERS
                                             III, L.L.C.

                                             By: Morgan Stanley Venture Capital
                                                 III, Inc., as Institutional
                                                 Managing Member


                                             By:  /s/ Debra Abramovitz
                                                 -------------------------------
                                                 Name:  Debra Abramovitz
                                                 Title: Vice President

                                             MORGAN STANLEY VENTURE PARTNERS
                                             III, L.P.
                                             By: Morgan Stanley Venture
                                                 Partners III, L.L.C.,
                                                 as General Partner

                                             By: Morgan Stanley Venture Capital
                                                 III, Inc., as Institutional
                                                 Managing Member

                                             By:  /s/ Debra Abramovitz
                                                 -------------------------------
                                                 Name:  Debra Abramovitz
                                                 Title: Vice President


                                             MORGAN STANLEY VENTURE INVESTORS
                                             III, L.P.

                                             By: Morgan Stanley Venture
                                                 Partners III, L.L.C.,
                                                 as General Partner

                                             By: Morgan Stanley Venture Capital
                                                 III, Inc., as Institutional
                                                 Managing Member

                                             By:  /s/ Debra Abramovitz
                                                 -------------------------------
                                                 Name:  Debra Abramovitz
                                                 Title: Vice President


                                             THE MORGAN STANLEY VENTURE PARTNERS
                                             ENTREPRENEUR FUND, L.P.

                                             By: Morgan Stanley Venture
                                                 Partners III, L.L.C.,
                                                 as General Partner

                                             By: Morgan Stanley Venture Capital
                                                 III, Inc., as Institutional
                                                 Managing Member

                                             By:  /s/ Debra Abramovitz
                                                 -------------------------------
                                                 Name:  Debra Abramovitz
                                                 Title: Vice President


                                             MORGAN STANLEY DEAN WITTER EQUITY
                                             FUNDING, INC.

                                             By:  /s/ James T. Keane
                                                 -------------------------------
                                                 Name:  James T. Keane
                                                 Title: Vice President and
                                                       Secretary

                                                                     SCHEDULE A


                        Executive Officers and Directors
                                       of
                              BankAmerica Ventures

     The names of the Directors and the names and titles of the Executive Officers of BankAmerica Ventures are set forth below. The principal business address of each Director and Executive Officer is BankAmerica Ventures, 950 Tower Lane, Suite 700, Foster City, California 94404.

Directors
---------
James H. Hance, Jr.
Edward J. McCaffrey
Kate D. Mitchell
Terry E. Perucca

Officers
--------
James H. Hance, Jr.             Chairman of the Board
Terry E. Perucca                Vice Chairman of the Board
Kate D. Mitchell                President and Managing Director
Erick C. Christensen            Managing Director
Daniel Friel                    Managing Director
Michael J. Hornig               Managing Director
M. Ann O'Brien                  Managing Director
Harold L. Rolfes, Jr.           Managing Director and Compliance Officer
Josette Castagne-Kwok           Senior Vice President-Tax
Gregory S. Mroz                 Senior Vice President-Tax
Hema Parekh                     Senior Vice President
David R. Smith                  Senior Vice President-Tax
Gary S. Williams                Senior Vice President-Tax
Louis C. Bock                   Principal
Mark J. Brooks                  Principal
John R. Dougery, Jr.            Principal
Jess R. Marzak                  Principal
Rory O'Driscoll                 Principal
Robert M. Obuch                 Principal
Gregory V. Costigan             Vice President
James J. Jones, III             Vice President
Susan M. Lum                    Vice President-Tax
Edward J. McCaffrey             Treasurer, Managing Director and Chief
                                Investment Officer
Edward J. Stark                 Secretary
Hayley J. Hoad                  Assistant Secretary
Marlene A. Sharland             Assistant Secretary
Christine M. Sokitch            Assistant Secretary
Nina Tai                        Assistant Secretary
J. Darrell Nolan                Assistant Treasurer
Stephen E. Sudhoff              Assistant Treasurer
Stacey E. Curry                 Associate
Eric M. Sigler                  Associate
Raymond P. Catania              Assistant Controller

Equity Investment Committee
---------------------------
Edward J. McCaffrey
Terry E. Perucca

Investment Committee
--------------------
Edward J. McCaffrey
Kate D. Mitchell
Louis C. Bock
Mark J. Brooks
John R. Dougery, Jr.
Rory O'Driscoll
Robert M. Obuch

                                                                     SCHEDULE B


                       Executive Officers and Directors
                                      of
                     Bank of America, National Association

     The names of the Directors and the names and titles of the Executive Officers of Bank of America, National Association are set forth below. The principal business address of each Director and Executive Officer is Bank of America, National Association, 101 S. Tryon Street, Charlotte, North Carolina 28255.

Board of Directors              Title
------------------              -----
Amy Woods Brinkley              Director
Edward J. Brown III             Director
James H. Hance, Jr.             Director
Kenneth D. Lewis                Director
R. Eugene Taylor                Director
F. William Vandiver, Jr.        Director

Officers                        Title
--------                        -----
Kenneth D. Lewis                Chairman
                                Chief Executive Officer
                                President
James H. Hance, Jr.             Vice Chairman
F. William Vandiver, Jr.        Vice Chairman
Amy Woods Brinkley              President, Consumer Products
Edward J. Brown III             President, Global Corporate & Investment Banking
Richard M. DeMartini            President, Asset Management
R. Eugene Taylor                President, Consumer & Commercial Banking
Rachel R. Cummings              Secretary
                                Associate General Counsel
Allison L. Gilliam              Assistant Secretary
Mary-Ann Lucas                  Assistant Secretary

                                                                     SCHEDULE C


                        Executive Officers and Directors
                                       of
                    Morgan Stanley Venture Capital III, Inc.

     The names of the Directors and the names and titles of the Executive Officers of Morgan Stanley Morgan Stanley Venture Capital III, Inc. ("MSVC III Inc.") are set forth below. The principal occupation for each of the persons listed below is Managing Director or other officer of Morgan Stanley & Co. Incorporated. If no address is given, the Director's or Executive Officer's business address is that of Morgan Stanley & Co. Incorporated at 1221 Avenue of the Americas, New York, New York 10020. Unless otherwise indicated, each title set forth opposite an individual's name refers to MSVC III Inc. and each individual is a United States citizen.

Directors
---------
John B. Ehrenkranz                            Director
Scott S. Halsted                              Director
William J. Harding                            Director
Mian Fazle Husain                             Director
Robert J. Loarie                              Director
Guy L. de Chazal                              Director

Officers
--------
Guy L. de Chazal                              Chairman
                                              Chief Executive Officer
Debra M. Aaron                                Vice President
Ghassan J. Bejjani                            Vice President
Jeffrey J. Booth                              Vice President
Scott S. Halsted                              Vice President
William J. Harding                            Vice President
Mian Fazle Husain                             Vice President
Robert J. Loarie                              Vice President
Louis A. Palladino, Jr.                       Vice President
Bruce R. Sandberg                             Vice President
Gary M. Stein                                 Vice President
Noah J. Walley                                Vice President
Kenneth F. Clifford                           Vice President
                                              Chief Financial Officer
Debra  Abramovitz                             Vice President
                                              Treasurer
Peter R. Vogelsang                            Secretary
Charlene R. Herzer                            Assistant Secretary
Stephanie A. Holmes                           Assistant Secretary
Susan M. Krause                               Assistant Secretary

                                                                     SCHEDULE D


                        Executive Officers and Directors
                                       of
                Morgan Stanley Dean Witter Equity Funding, Inc.

     The names of the Directors and the names and titles of the Executive Officers of Morgan Stanley Dean Witter Equity Funding, Inc. ("MSDWEF, Inc.") and their business addresses and principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address is that of Morgan Stanley Dean Witter & Co., 1585 Broadway, New York, New York 10036. Unless otherwise indicated, each title set forth opposite an individual's name refers to MSDWEF, Inc., and each individual is a United States citizen.

Directors
---------
James L. Liang                              Director
Mary G. Meeker                              Director
Stephen R. Munger                           Director
Ruth M. Porat                               Director

Officers
--------
Stephen R. Munger                           Chairman and President
Debra M. Aaron                              Vice President
William John Atkins                         Vice President
Steven L. Brown                             Vice President
Pietro  Cinquegrana                         Vice President
Thomas A. Clayton                           Vice President
James T Keane                               Vice President
David  Landman                              Vice President
James L. Liang                              Vice President
Mary G. Meeker                              Vice President
Louis A. Palladino, Jr.                     Vice President
Ruth M. Porat                               Vice President
Bruce R. Sandberg                           Vice President
Dhiren H. Shah                              Vice President
James M. Wilmott                            Vice President
Michael S Zuckert                           Vice President
Alexander C. Frank                          Treasurer
Martin M. Cohen                             Vice President and Secretary
Charlene R. Herzer                          Assistant Secretary
Susan M. Krause                             Assistant Secretary

                                                                     SCHEDULE E


                        EXECUTIVE OFFICERS AND DIRECTORS
                                       OF
                        MORGAN STANLEY DEAN WITTER & CO.


     The names of the Directors and the names and titles of the Executive Officers of Morgan Stanley Dean Witter & Co. ("MSDW") and their business addresses and principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address is that of MSDW at 1585 Broadway, New York, New York 10036. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to MSDW and each individual is a United States citizen.

      Name, Business Address             Present Principal Occupation
      ----------------------             ----------------------------
 *    Philip J. Purcell                  Chairman of the Board and Chief
                                         Executive Officer

 *    Robert G. Scott                    President and Chief Operating Officer

 *    Robert P. Bauman                   Retired; former Chief Executive Officer
      Invensys plc                       of Smithkline Beecham plc
      Invensys House
      Carlisle Place
      London SW1P 1BX
 *    ENGLAND

      Edward A. Brennan                  Retired; former Chairman of the Board,
      400 North Michigan Avenue          President and Chief Executive Officer
 *    Chicago, IL 60611                  of Sears

 *    C. Robert Kidder                   Chairman of the Board and Chief
      Borden, Inc.                       Executive Officer of Borden,
      180 East Broad Street              Inc.
      Columbus, OH 43215

 *    John W. Madigan                    Chairman, President and Chief Executive
      Tribune Company                    Officer of Tribune Company
      435 North Michigan Avenue,
      Suite 2300
      Chicago, IL 60611

 *    Miles L. Marsh                     Former Chairman of the Board and Chief
      W.H. Clark & Assoc.                Executive Officer of Fort James
      20 S. Clark St., Ste. 2222         Corporation
      Chicago, IL 60603

 *    Michael A. Miles                   Special Limited Partner of Forstmann
      1350 Lake Road                      Little & Co.
      Lake Forest, IL 60045

 *    Charles F. Knight                  Chairman of Emerson Electric Co.
      Emerson Electric
      800 West Florissant
      St. Louis, MO 63136

 *    Laura D'Andrea Tyson               Dean of the Walter A. Haas School of
      Walter A. Haas School of Business  Business at the University of
      University of Calif., Berkeley     California, Berkeley
      Berkeley, CA 94720-1900

      Stephen S. Crawford                Executive Vice President and Chief
                                         Financial Officer

      Roger C. Hochschild                Executive Vice President and Chief
                                         Strategic and Administrative
                                         Officer

      Donald G. Kempf, Jr.               Executive Vice President, Chief Legal
                                         Officer & Secretary

      Tarek F. Abdel-Meguid              Head of Worldwide Investment Banking

      Zoe Cruz                           Head of Worldwide Fixed Income Division

      John P. Havens                     Head of Worldwide Institutional
                                         Equities Group

      Mitchell M. Merin                  President and COO, Asset Management

      David W. Nelms                     President and COO, Discover Financial
                                         Services

      Stephan F. Newhouse                Co-President and COO, Institutional
                                         Securities Group

      Vikram S. Pandit                   Co-President and COO, Institutional
                                         Securities Group

      Joseph R. Perella                  Chairman of Institutional Securities
                                         Group

      John H. Schaefer                   President and COO, Individual Investor
                                         Group


----------------------------
* Director

                                           EXHIBIT INDEX

Exhibit 11:  Stock Purchase Agreement






























                                      15